
SAVOY

Third Quarter Report &
Interim Management's Discussion and Analysis
For the period ended September 30, 2005

Fairmont Hotels & Resorts Inc.

> UNITED STATES > CANADA > MEXICO > BARBADOS > BERMUDA > MONACO > UNITED KINGDOM > UNITED ARAB EMIRATES > KENYA >

Our quarterly operating results were generally in-line with our expectations, including a 37% increase in adjusted diluted earnings per share over the prior year. It is important to note that our 2005 results are affected by the two hotels we sold in 2004, The Fairmont Kea Lani Maui and The Fairmont Glitter Bay.

The operating performance for our hotel portfolio varied by region:

- Our U.S. owned hotels continued to benefit from the robust U.S. lodging fundamentals, with The Fairmont Scottsdale Princess and The Fairmont Orchid, Hawaii enjoying considerable growth relative to the third quarter of 2004.
- As expected, our Canadian portfolio was affected by softness in U.S. travel into Canada. Statistics Canada recently released data stating that the number of Americans traveling to Canada is at a 26-year low. The strong Canadian dollar, surging gas prices and border crossing challenges were cited as the main reasons for this decline. We continue to offset some of the lower U.S. demand with Asian, European and Canadian business.
- Our International owned portfolio was primarily impacted by a year over year decline in leisure business at The Fairmont Hamilton Princess and the Mexican resorts. In the third quarter, leisure travel in Bermuda was impacted by weather concerns and the high cost of airfare whereas Mexico suffered some adverse destination-specific publicity.

For the balance of the year, we expect our U.S. hotels to continue to demonstrate the positive growth trends we have seen in the first nine months of the year and perform to our original expectations. Despite the recent weakness faced by our International portfolio, we anticipate that these properties will experience modest fourth quarter year over year growth but will be lower than our original expectations. We expect our Canadian portfolio to continue to perform consistent with our revised expectations.

Based on these assumptions, and with our highest earnings quarter behind us, our 2005 EBITDA[(1)] estimates have been tightened to a range of $165 million to $175 million from a range of $165 million to $185 million. This represents a decrease of $8.4 million from the prior range's mid-point, as our new EBITDA range includes the $17.9 million gain on land sales in the third quarter and the $14.5 million of non-recurring other expenses for the year to date. Our estimate for 2005 full year diluted earnings per share is $1.21 to $1.30. Diluted EPS, excluding the various non-operating items, is expected to be in the range of $0.67 to $0.76. Assuming the mid-point of the range, this represents a 27% increase over 2004 diluted EPS adjusted for non-operating items.

We continue to execute on our strategy of selling our undeveloped land and expanding our Fairmont management portfolio. Now that we have sold or have under contract to sell all of the Vancouver land, we are focused on our undeveloped property in downtown Toronto. We have entered into agreements to sell additional undeveloped land blocks in Toronto and expect these sales to close over the next several quarters. The proceeds from these asset sales will be invested in growing our management business and in share repurchases.

We continue to buy back our stock. In the last nine months, we have invested over $126 million to repurchased 3.9 million shares. A new normal course issuer bid was approved in October, allowing us to purchase up to 7.2 million of our public float in the next twelve months. We believe our stock is a good investment and we intend to continue buying back shares throughout 2005 and 2006.

We are pleased with the growing strength of the Fairmont brand. We have seen a marked improvement over the last three years, proving that our efforts to grow the brand have been successful. Since the beginning of 2002, we have added 14 properties to the Fairmont portfolio, representing close to a 40% increase, and we have attracted numerous strategic partners. In terms of further growing the brand and the company, we are actively pursuing multiple opportunities in key U.S. destinations and strategic markets abroad and look forward to sharing the details as these prospects materialize.

William R. Fatt
Chief Executive Officer
October 26, 2005

Fairmont
HOTELS & RESORTS

(1) See Non-GAAP Financial Measures on Page 2 for reconciliation to generally accepted accounting principles.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

This Management's discussion and analysis (the "MD&A") dated October 26, 2005, includes Fairmont Hotels & Resorts Inc. operating and financial results for the three months and nine months ended September 30, 2005. This document is based on the segmented financial information of our operations presented in note 10 of the unaudited consolidated financial statements on page 22 and should be read in conjunction with the interim consolidated financial statements, which begin on page 16 as well as our 2004 Annual Report. Except as disclosed in this document and the interim MD&As of this year, as of October 26, 2005, there has been no material change in the information disclosed in the MD&A for the year ended December 31, 2004.

The financial statements of Fairmont Hotels & Resorts Inc. ("FHR" or the "Company") are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in United States dollars unless otherwise indicated.

Forward Looking Information

This document contains forward-looking information based on our best estimates of the current operating environment. These forward-looking statements are related to, but not limited to, our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate," "believe," "expect," "plan," "guidance" or similar words suggesting future outcomes. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such factors include, but are not limited to, economic, competitive and lodging industry conditions. A detailed description of these factors can be found starting on page 46 of the 2004 Annual Report in the section entitled "Risks and Uncertainties." There is significant risk that our predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results to differ materially from our expectations. We disclaim any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

We use non-GAAP measures to assess our operating performance. Securities regulators require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies.

Revenue per available room ("RevPAR") is calculated as room revenue divided by the number of room nights available. Management considers RevPAR to be a meaningful indicator of hotel operations because it measures the period-over-period change in room revenues relative to the number of room nights available. Investors and analysts also use it as a measure of the Company's operating performance. However, it is not a defined measure of operating performance under Canadian GAAP. It is likely that FHR's calculation of RevPAR is different than the calculations used by other entities.

EBITDA is defined as earnings before interest, taxes and amortization. Management considers EBITDA to be a meaningful indicator of operations and uses it as the primary measure to assess the operating performance of the Company's business segments. EBITDA provides us with an understanding of the Company's operating results before the impact of investing and financing transactions and income taxes. It also facilitates comparisons between the Company and its competitors. Investors, analysts and our lenders also use it as a measure of the Company's financial performance. However it is not a defined measure of operating performance under Canadian GAAP. It is likely that FHR's calculation of EBITDA is different than the calculations used by other entities. The table on page 3 provides a reconciliation of EBITDA to net income.

Reconciliation of EBITDA to net income

(millions of dollars)	Three months ended September 30 2005	Three months ended September 30 2004	Nine months ended September 30 2005	Nine months ended September 30 2004
EBITDA	$ 79.2	$ 207.7	$ 148.6	$ 304.3
Deduct:				
Amortization	17.2	16.8	50.1	54.3
Interest expense, net	6.0	6.7	19.2	25.7
Income tax expense (recovery)	(13.0)	52.4	(19.8)	64.1
Net Income	$ 69.0	$ 131.8	$ 99.1	$ 160.2

Industry Update

The Canadian tourism industry relies heavily on U.S. travel into Canada, particularly during the spring and summer months. There are currently two major challenges impacting the Canadian lodging industry, the first being the year over year decrease in inbound U.S. travel, in particular short-haul traffic. The appreciation of the Canadian dollar, high fuel costs and border hassles are a number of issues that appear to be deterring American travelers to Canada. For the third quarter and first nine months of 2005, the Canadian dollar has appreciated 8.7% and 8.5%, respectively, compared to the same periods in 2004. The second major challenge is the relative level of convention activity in major Canadian cities like Toronto, Montreal and Vancouver. Convention planners typically book 18 to 24 months in advance and in 2003 would have been seeking a place to host their 2005 events. At the time, however, the Canadian travel industry was affected by severe acute respiratory syndrome, which would have dissuaded planners from booking their upcoming events in Canada.

In the U.S., the robust economic conditions have led to continuing demand growth for lodging. This factor, coupled with low supply growth in the luxury and upper-upscale hotel segments, has resulted in a very favorable pricing environment. It does not appear that the U.S. lodging environment was negatively affected by rising energy costs or the impact of Hurricane Katrina that devastated the city of New Orleans during the third quarter.

Corporate Developments

In January 2005, we entered into a long-term management agreement for The Savoy Hotel in London, England, one of the city's most-recognized luxury hotel properties. The Savoy, A Fairmont Hotel, with 263 rooms and 19,000 square feet of distinctive meeting space, and is our second European property.

In May 2005 we entered into an agreement to manage five renowned hotels in Kenya. Plans are in progress for $25 million in phased enhancements to this 440-room collection of properties, which will be branded as Fairmont hotels in mid-2006.

In July 2005, we assumed management of and rebranded The Fairmont Newport Beach, a 444-room hotel in Newport Beach, California. A comprehensive renovation of the hotel's guestrooms, public areas and facilities is underway, and is expected to be completed in mid-2006.

We continue to execute our strategy of selling our undeveloped land. In July 2005, FHR disposed of a parcel of land in Vancouver for net proceeds and an after-tax gain of $17.9 million that was recorded in the third quarter. In September, FHR announced it had entered into a purchase and sale agreement for its last block of undeveloped land located in Coal Harbour in downtown Vancouver. Westbank, a Vancouver-based developer, has agreed to purchase the land from a joint venture 75% owned by FHR. Westbank plans to develop a hotel and residential condominium project on the site. FHR has entered into a long-term agreement to manage the hotel, which is anticipated to open in 2009. The land sale is expected to close in the fourth quarter of 2006.

The Company has also recently entered into separate agreements to sell additional blocks of undeveloped land located in the Southtown lands in downtown

Financial highlights

(in millions, except per share data)	Three months ended September 30 2005	2004	Nine months ended September 30 2005	2004
Revenues	$ 240.1	$ 207.5	$ 625.1	$ 603.8
Revenues adjusted for hotel sales(1)	240.1	203.9	625.1	552.5
EBITDA	79.2	207.7	148.6	304.3
EBITDA adjusted for hotel sales(1)	79.2	61.9	148.6	140.0
Net income	69.0	131.8	99.1	160.2
Net income adjusted for hotel sales	69.0	27.4	99.1	47.9
Earnings per share(2)				
Basic	0.93	1.68	1.32	2.03
Diluted	0.92	1.66	1.30	2.01
Dividends declared	–	–	0.06	0.04

(1) 2004 amounts include a $144.2 million gain on sale of investments and hotel assets and the results of operations until the date of sale. The Fairmont Kea Lani Maui and the Fairmont Glitter Bay were sold in July 2004.

(2) 2005 third quarter and year-to-date EPS include a $26.1 million, or $0.35 per share, and $40.7 million, or $0.54 per share, income tax recovery, related to favorable tax settlements in the second and third quarters.

Toronto. These sales are expected to close over the next several quarters.

During the quarter, we repurchased and cancelled 2,076,300 of our common shares under our normal course issuer bid at a total cost of $65.6 million. For the first nine months of the year, FHR has repurchased 3.9 million shares at a cost of $126.3 million. On October 26, 2005, FHR announced a new normal course issuer bid effective October 31, 2005, authorizing the Company to purchase up to 10% of its public float in the twelve-month period following the bid's effective date.

Results of Operations

THREE MONTHS ENDED SEPTEMBER 30, 2005

We continue to benefit from improving demand from the group meetings and tours segments. Our owned comparable portfolio generated revenue and EBITDA growth, and our management operations have also realized gains, both in base and incentive management fees on the comparable portfolio, and from additional management contracts.

Our U.S. portfolio continues to benefit from strong industry fundamentals. These hotels are generally experiencing higher occupancy rates and favorable pricing. The Fairmont New Orleans experienced significant damage following the impact of Hurricane Katrina. Fortunately, there were no guest or employee casualties at the hotel from this tragic incident. The hotel is currently closed and FHR is working closely with the property owner and insurers. The financial impact of this event is not expected to be material to FHR, as the Company does not have an ownership interest in the hotel.

Hotel Ownership Operations

Revenues from hotel ownership operations were $193.2 million in the third quarter compared to $180.3 million from the prior year, representing a 7.2% increase. Excluding the two properties sold in 2004 and The Fairmont Southampton,(1) which reopened on April 11, 2004 after hurricane damage repairs, revenues from hotel ownership operations are up 11.6%.

Revenues for the Canadian owned hotels were impacted by the 8.7% appreciation of the Canadian dollar against the U.S. dollar when compared to the third quarter of 2004. The balance of the increase was primarily driven by The Fairmont Banff Springs, which experienced revenue growth of 12.5% and a 9.5% improvement in RevPAR.

Revenues for the quarter from U.S. and International owned properties, excluding the impact of the two properties sold and The Fairmont Southampton, increased 13.8%. This improvement was driven by our U.S. owned hotels. Excluding revenues from The Fairmont Kea Lani Maui, which was sold in 2004, revenues from U.S. owned hotels were up 28.1%. The Fairmont Scottsdale Princess

(1) The results of The Fairmont Southampton were not included in our 2004 and 2005 comparable results. Comparable information is considered to be information for properties that are wholly-owned or fully operational under FHR management for at least the entire current and prior years. We present these results on a comparable basis because we believe that doing so provides investors and management with useful information for evaluating the period-to-period performance of our hotels.

Owned hotels & resorts

Three Months ended September 30	2005	2004	Variance
Worldwide			
RevPAR	$ 148.87	$ 138.53	7.5%
ADR	219.19	207.65	5.6%
Occupancy	67.9%	66.7%	1.2 points
Canada			
RevPAR	$ 186.11	$ 173.78	7.1%
ADR	239.58	220.81	8.5%
Occupancy	77.7%	78.7%	–1.0 points
U.S.			
RevPAR	$ 142.60	$ 118.11	20.7%
ADR	190.58	192.60	–1.0%
Occupancy	74.8%	61.3%	13.5 points
International			
RevPAR	$ 86.59	$ 91.97	–5.8%
ADR	195.57	185.61	5.4%
Occupancy	44.3%	49.6%	–5.3 points
U.S. and International			
RevPAR	$ 112.41	$ 104.03	8.1%
ADR	192.62	189.21	1.8%
Occupancy	58.4%	55.0%	3.4 points

Exclusions: The Fairmont Southampton; The Fairmont Kea Lani Maui; The Fairmont Glitter Bay.

and The Fairmont Orchid, Hawaii experienced significant revenue growth of 35.5% and 38.5%, respectively, largely due to strong demand from the group meetings segment.

Revenues from International owned hotels, excluding The Fairmont Glitter Bay, which was sold in 2004, and The Fairmont Southampton were lower by 3.8% when compared to the prior year. The reduction in revenues was largely due to a 10.0% decline in revenues at The Fairmont Hamilton Princess. In the third quarter, the Bermuda market experienced a decline in leisure travel largely as a result of concerns regarding weather conditions and the cost of airfare. In addition, leisure demand for the Mexican resorts was lower mainly due to some adverse publicity regarding the destination.

RevPAR(2) at comparable owned hotels increased 7.5% to $148.87 in 2005 from $138.53 in 2004, driven primarily by a 5.6% increase in average daily rate ("ADR"). The U.S. comparable owned hotels experienced RevPAR improvement of 20.7%, led by occupancy growth of 13.5 points driven by increased group demand. Our Canadian owned hotels experienced an improvement in ADR as a result of the appreciation of the Canadian dollar. Adjusting for appreciation of the Canadian dollar, RevPAR for the Canadian owned portfolio was down 1.5%. RevPAR at our International owned hotels (excluding The Fairmont Glitter Bay and The Fairmont Southampton), were down by 5.8%; impacted by a year over year decrease in leisure business at The Fairmont Hamilton Princess and the Mexican resorts.

EBITDA(2) for the quarter from our hotel ownership operations of $57.8 million in 2005 was up from $55.7 million last year, representing a 3.8% increase. However, EBITDA increased 9.7% when results are adjusted to exclude the two properties sold in 2004 and The Fairmont Southampton. EBITDA for the U.S. and International hotels improved 40.0% (excluding the two hotels sold and The Fairmont Southampton), driven by significant EBITDA growth at our U.S. properties. EBITDA from our International hotels adjusting for the impact of The Fairmont Southampton for the quarter was $3.1 million compared to $5.0 million last year mainly due to weaker year-over-year operating performance at The Fairmont Hamilton Princess, which experienced a 44.9% decline in EBITDA. Additionally, the Mexican

(2) See non-GAAP disclosure on page 2.

Fairmont managed hotels

Three Months ended September 30	2005	2004	Variance
Worldwide			
RevPAR	$ 147.63	$ 131.44	12.3%
ADR	205.35	190.57	7.8%
Occupancy	71.9%	69.0%	2.9 points
Canada			
RevPAR	$ 149.35	$ 137.64	8.5%
ADR	196.85	184.41	6.7%
Occupancy	75.9%	74.6%	1.3 points
U.S.			
RevPAR	$ 159.61	$ 133.84	19.3%
ADR	219.27	208.50	5.2%
Occupancy	72.8%	64.2%	8.6 points
International			
RevPAR	$ 105.20	$ 97.85	7.5%
ADR	201.88	168.84	19.6%
Occupancy	52.1%	58.0%	–5.9 points
U.S. and International			
RevPAR	$ 145.73	$ 124.42	17.1%
ADR	215.85	198.88	8.5%
Occupancy	67.5%	62.6%	4.9 points

Exclusions: The Fairmont Southampton; The Fairmont Monte Carlo; The Savoy, A Fairmont Hotel; The Plaza; The Norfolk Hotel, Mount Kenya Safari Club, The Aberdare Country Club, The Ark and the Mara Safari Club; The Fairmont Glitter Bay; The Fairmont Newport Beach; The Fairmont New Orleans.

resorts had a 19% decrease in EBITDA driven by a 2.6 percentage point drop in occupancy.

Overall, EBITDA margins on our owned hotels dropped to 29.9%, from 30.9% in 2004. Adjusting for the impact of the two properties sold and The Fairmont Southampton, the EBITDA margins for the quarter were 31.0% in 2005 and 31.6% in 2004.

Hotel ownership operations also include $1.6 million in equity income from minority investments in various managed hotels. This amount compares to $1.5 million in the same period of 2004.

Our 23.7% equity investment in Legacy Hotels Real Estate Investment Trust ("Legacy") generated equity income of $4.0 million in the third quarter of 2005 compared to equity income of $3.7 million in 2004 when we owned 35.2% for most of the quarter. On September 13, 2004, we decreased our investment in Legacy from 35.2% to 23.7% by selling 12 million units.

Real Estate Activities

Third quarter real estate activities contributed $19.3 million in revenues in 2005, compared to $4.8 million in the third quarter of 2004. During the quarter, we disposed of a parcel of land at our Coal Harbour site in Vancouver, British Columbia for net proceeds of $17.9 million. EBITDA generated by real estate activities during the quarter was $15.7 million in 2005, compared to a loss in 2004 of $0.8 million.

Management Operations

Fairmont

In the third quarter of 2005, revenues under management were $511 million, up 12.4% from 2004. Improved demand at the U.S. hotels and new management contracts in the U.S., Europe and Kenya contributed to this increase.

Fairmont earned fee revenues of $16.8 million in the third quarter, a 19.1% improvement over 2004. This increase consists primarily of higher base management and incentive fees, which rose commensurate with the increase in revenues under management. Fee revenues for the quarter included $5.4 million from our owned properties compared to $5.5 million in 2004.

For the Fairmont managed portfolio of comparable Hotels, RevPAR increased 12.3% to $147.63. RevPAR

for the comparable U.S. managed portfolio showed strong improvement up 19.3%, resulting from a 5.2% increase in ADR combined with an occupancy gain of 8.6 percentage points. The International comparable managed portfolio experienced RevPAR growth of 7.5%, based on ADR improvement of 19.6% offset by an occupancy drop of 5.8 percentage points. RevPAR at the Canadian properties was up to 8.5% as ADR improved by 6.7%. When measured in Canadian dollars, RevPAR for the Canadian portfolio was relatively unchanged.

The Fairmont managed portfolio generated third quarter EBITDA of $13.6 million in 2005, up from $11.4 million in the prior year. This was primarily the result of a significant improvement in The Fairmont Dubai's results, as well as the addition of our two European hotels. EBITDA margin remained unchanged at approximately 81% in 2005 and 2004.

Delta Hotels Limited ("Delta")

Revenues under management of $125 million increased 17.7% over 2004 levels, primarily due to improved operating results and the appreciation of the Canadian dollar. Management fee revenues for the third quarter were $4.0 million versus $3.5 million in 2004.

RevPAR for Delta's Comparable Hotels increased 15.4% over 2004 resulting from an 11.3% ADR increase and a 2.8 percentage point improvement in occupancy. When measured in Canadian dollars, RevPAR was up approximately 6.2% over 2004.

Other Items

Revenues and Expenses from Managed and Franchised Properties

Other revenues and expenses from managed and franchised properties represent the expenditure and recovery of central marketing, reservation and other services that we provide on a cost recovery basis under the terms of our management and franchise agreements. The net difference represents the portion of amounts spent in excess of or less than the recoveries from managed hotels that are owned by third parties.

General and Administrative Expenses

General and administrative expenses for the quarter were $3.8 million compared to $8.4 million for the same period in 2004. Stock appreciation rights for the quarter amounted to a recovery of $3.2 million, primarily due to certain obligations that have been extinguished, compared to an expense of $0.5 million in 2004. Notwithstanding the appreciation of the Canadian dollar, which had the effect of increasing expenses, general and administrative expenses were lower by approximately 11%, after adjusting for the impact of stock appreciation rights in both quarters.

Other Expenses

During the quarter, the Company recorded a provision of $11.2 million related to a potential loss in connection with outstanding legal obligations associated with a predecessor company of Fairmont.

Amortization

Amortization expense increased moderately to $17.2 million in 2005 compared to $16.8 million in 2004 due to regular maintenance capital and modest profit-improving capital investments.

Interest Expense, Net

Net interest expense for the third quarter of $6.0 million was down from $6.7 million in 2004, mainly due to higher interest revenues from operating loans.

Income Tax Expense (Recovery)

Income tax for the quarter was a recovery of $13.0 million versus an expense of $52.4 million in 2004. During the quarter ended September 30, 2005, the Company recorded a tax recovery of $26.1 million (net of taxes payable of approximately $2.1 million on interest income). In the third quarter of 2004, the Company recorded approximately $40 million of income taxes relating

Delta managed hotels

Three months ended September 30	2005	2004	Variance
RevPAR	$ 89.17	$ 77.25	15.4%
ADR	115.22	103.51	11.3%
Occupancy	77.4%	74.6%	2.8 points

Exclusions: Delta Meadowvale, Delta Kitchener, and Delta franchised hotels.

Owned hotels & resorts

Nine Months ended September 30	2005	2004	Variance
Worldwide			
RevPAR	$ 133.13	$ 123.95	7.4%
ADR	205.02	194.06	5.6%
Occupancy	64.9%	63.9%	1.0 points
Canada			
RevPAR	$ 133.52	$ 125.19	6.7%
ADR	195.77	180.95	8.2%
Occupancy	68.2%	69.2%	–1.0 points
U.S.			
RevPAR	$ 166.82	$ 147.42	13.2%
ADR	225.02	224.54	0.2%
Occupancy	74.1%	65.7%	8.4 points
International			
RevPAR	$ 103.62	$ 101.64	1.9%
ADR	202.62	192.36	5.3%
Occupancy	51.1%	52.8%	–1.7 points
U.S. and International			
RevPAR	$ 132.76	$ 122.76	8.1%
ADR	215.02	208.95	2.9%
Occupancy	61.7%	58.7%	3.0 points

Exclusions: The Fairmont Southampton; The Fairmont Kea Lani Maui; The Fairmont Glitter Bay.

to the gain on sale of The Fairmont Kea Lani Maui.

Net Income

Net income for the third quarter of 2005 was $69.0 million compared to $131.8 million in 2004. The 2005 results include the $26.1 million tax recovery; an $11.2 million provision related to legal obligations and a $17.9 million gain on the sale of land in Vancouver. 2004 third quarter results include an after-tax gain of approximately $104 million on the sale of investments and hotel assets.

NINE MONTHS ENDED SEPTEMBER 30, 2005

Hotel Ownership Operations

Revenues from hotel ownership operations were $519.4 million in the first nine months of the year, up $3.1 million from the prior year. Excluding the two properties sold in 2004 and The Fairmont Southampton, revenues from hotel ownership operations were up 10%.

Revenues from the Canadian owned properties were up 10.7% compared to the same period in 2004. The appreciation in the Canadian dollar contributed to this improvement. Excluding the impact of the two properties sold and The Fairmont Southampton, revenues for the nine months from U.S. and International owned properties increased 9.4%. All of our U.S. owned properties have had healthy increases in revenue, led by The Fairmont Orchid Hawaii that has had significant revenue increases of approximately 23% over 2004.

RevPAR at the Comparable Hotels increased 7.4% to $133.13 in 2005 from $123.95 in 2004. Occupancy growth of 3.0 points at our U.S. and International properties resulted from increases in demand from virtually all market segments.

EBITDA from FHR's hotel ownership operations of $127.0 million in 2005 was down $10.5 million from $137.5 million in 2004. However, EBITDA increased 8.6% when results are adjusted to exclude the two properties sold and The Fairmont Southampton. Our U.S. and International properties generated most of this improvement.

EBITDA margin of 24.5% was down from 26.6% in 2004. Adjusting the 2004 revenues and EBITDA for the impact of the two properties sold and for The Fairmont

Fairmont managed hotels

Nine Months ended September 30	2005	2004	Variance
Worldwide			
RevPAR	$ 131.54	$ 118.42	11.1%
ADR	196.33	180.51	8.8%
Occupancy	67.0%	65.6%	1.4 points
Canada			
RevPAR	$ 113.58	$ 105.08	8.1%
ADR	169.86	156.16	8.8%
Occupancy	66.9%	67.3%	–0.4 points
U.S.			
RevPAR	$ 160.54	$ 141.56	13.4%
ADR	229.14	218.61	4.8%
Occupancy	70.1%	64.8%	5.3 points
International			
RevPAR	$ 123.85	$ 108.62	14.0%
ADR	211.16	178.39	18.4%
Occupancy	58.7%	60.9%	–2.2 points
U.S. and International			
RevPAR	$ 151.15	$ 133.07	13.6%
ADR	225.12	208.72	7.9%
Occupancy	67.1%	63.8%	3.3 points

Exclusions: The Fairmont Southampton; The Fairmont Monte Carlo; The Savoy, A Fairmont Hotel; The Plaza; The Norfolk Hotel, Mount Kenya Safari Club, The Aberdare Country Club, The Ark and the Mara Safari Club; The Fairmont Glitter Bay; The Fairmont Newport Beach; The Fairmont New Orleans.

Southampton, which was closed for hurricane repairs during the first quarter of 2004, the EBITDA margin were approximately 25% in both periods.

Hotel ownership operations also include $3.7 million in equity income from minority equity investments in various managed hotels, excluding Legacy. In 2004 income of $2.0 million was recorded from minority equity investments.

Our 23.7% equity investment in Legacy generated a $1.9 million equity loss in 2005 compared to a loss of $0.8 million in 2004 when we held a 35.2% investment. Legacy's operating results were negatively affected by the appreciation of the Canadian dollar.

Real Estate Activities

Real estate activities, contributed $28.8 million in revenues in 2005 compared to $26.2 million in 2004. In the third quarter of 2005, we disposed of a block of land at our Coal Harbour site in Vancouver, British Columbia for net proceeds of $17.9 million. In the first nine months of 2004, FHR also disposed of a block of land in Vancouver, British Columbia as well as one small block of land that was not part of our principal real estate holdings in Toronto or Vancouver for total proceeds of $15.4 million. EBITDA generated by real estate activities during the nine months was $16.4 million in 2005 compared to $7.4 million in 2004.

Management Operations

Fairmont

In the first nine months of 2005, revenues under management were $1.4 billion, up $171 million or 13.4% from 2004. Improved operating results at the U.S. and International hotels, as well improvement from the Canadian properties primarily due to the appreciation of the Canadian dollar, and new management contracts in Europe and Kenya contributed to this increase.

Fee revenues increased 18.7% to $47.7 million in the first nine months of 2005. This improvement consists primarily of higher base management fees and is commensurate with the increase in revenues under management. Fee revenues included $15.1 million from our owned properties, down $1.3 million from 2004, partially due to the sale of the two properties in 2004,

Delta managed hotels

Nine months ended September 30	2005	2004	Variance
RevPAR	$ 74.36	$ 65.60	13.4%
ADR	107.87	97.92	10.2%
Occupancy	68.9%	67.0%	1.9 points

Exclusions: Delta Meadowvale, Delta Kitchener and Delta franchised hotels.

offset by the reopening of The Fairmont Southampton in April 2004.

For the Fairmont managed portfolio of Comparable Hotels, RevPAR increased 11.1% to $131.54. RevPAR at the U.S. and International properties was up 13.6% from 2004 as the result of a 7.9% increase in ADR combined with an occupancy gain of 3.3 percentage points. RevPAR at the Canadian properties was up 8.1% as ADR improved by 8.8%. When measured in Canadian dollars, RevPAR for the Canadian portfolio was relatively unchanged.

Fairmont generated EBITDA of $36.3 million in the first nine months of 2005, up 17.5% from 2004, primarily as the result of additional incentive fees generated from a significant improvement in The Fairmont Dubai's results, as well as the addition of our two European hotels. EBITDA margin was 76.1% in 2005 down from 76.9% in 2004.

Delta

Revenues under management were $317 million, a 13.4% increase from 2004, while management fee revenues increased by 5.2%. The management fees are not consistent with the increase in revenues under management due to the receipt of a payout resulting from the termination of a franchise agreement in 2004. Excluding this amount, management fees have increased at a rate similar to revenues under management.

Delta's Comparable Hotels RevPAR of $74.36 was up 13.4% from 2004 due to an increase in occupancy rates and the appreciation of the Canadian dollar. When measured in Canadian dollars, RevPAR was up approximately 4.2% over 2004.

Other Items

Revenues and Expenses from Managed and Franchised Properties

Other revenues and expenses from managed and franchised properties represent the expenditure and recovery of central marketing, reservation and other services that we provide on a cost recovery basis under the terms of our management and franchise agreements. The net difference represents the portion of amounts spent in excess of or less than the recoveries from managed hotels that are owned by third parties.

General and Administrative Expenses

General and administrative expenses for the nine months were $22.1 million compared to $20.5 million for the same period in 2004. This increase was partially due to higher compensation and compliance costs, as well as an overall increase in all expenses. The appreciation of the Canadian dollar also had a negative impact on expenses, the majority of which are incurred in Canadian dollars.

Other Expenses

Other expenses during the nine-month period ended September 30, 2005 were $14.5 million. This amount included $3.3 million of transaction costs incurred in the second quarter, primarily in connection with a portfolio acquisition opportunity, which FHR did not complete, and an $11.2 million provision made in the third quarter related to a potential loss in connection with outstanding legal obligations.

Amortization

Amortization expense was $50.1 million in 2005 compared to $54.3 million in 2004. This decrease is mainly due to the sale of the two hotels in July 2004.

Interest Expense, Net

Net interest expense of $19.2 million was down from $25.7 million in 2004. This decrease was primarily

Foreign exchange

Impact of Canadian Dollar Appreciation in 2005	Three months ended Sept. 30, 2005	Nine months ended Sept. 30, 2005
Operating revenues	$ 9.3	$ 20.3
EBITDA	$ 4.4	$ 6.8
Interest	(0.1)	(0.3)
Amortization	(0.7)	(2.0)
Income taxes	1.5	1.7
Net income impact	$ 5.1	$ 6.2
EPS impact	$ 0.07	$ 0.08

due to the reduction in long-term debt resulting from the application of sale proceeds from The Fairmont Kea Lani Maui, The Fairmont Glitter Bay and the Legacy units. This decrease was partially offset by borrowings used to fund the purchase of common shares under the company's normal course issuer bid and investments in new properties.

Income Tax Expense (Recovery)

Income tax for 2005 reflects a recovery of $19.8 million versus an expense of $64.1 million in 2004, mainly as a result of favorable tax settlements in the year of $40.7 million. Adjusting 2005 year-to-date taxes for the $40.7 million recovery, our effective tax rate was 26.4%. In 2004, the year-to-date effective tax rate was 28.6%, including approximately $40 million in taxes relating to the gain on sale of The Fairmont Kea Lani Maui.

Capitalization

(in millions, except per share data)	September 30 2005	December 31 2004
Cash	$ 86.2	$ 99.1
Current debt	$ 4.3	$ 4.1
Long-term debt	505.3	398.0
	509.6	402.1
Shareholders' equity		
Convertible notes(1)	19.2	19.2
Common share equity(2)	1,617.2	1,631.2
	1,636.4	1,650.4
Total capitalization	$ 2,146.0	$ 2,052.5
Net debt to total capitalization ratio	19.7%	14.8%
Net debt to total asset ratio	16.7%	12.6%
Interest coverage(3)	7.4x	8.7x

(1) Amount of $270 million convertible notes related to conversion feature.

(2) Includes contributed surplus, treasury stock, foreign currency translation adjustments and retained earnings.

(3) Calculated as 12-month trailing EBITDA divided by annual interest payments on debt outstanding at the end of period.

Foreign Exchange

Average Canadian dollar exchange rates in the first nine months of 2005 were approximately 8.5% higher than the same period in 2004. As it is not possible to accurately determine the impact on business levels, if any, specifically due to the higher Canadian dollar, any such impact has been excluded from the analysis above.

Liquidity and Capital Resources

Capitalization

Our consolidated net borrowing position increased to $423.4 million at September 30, 2005 from $303.0 million at the beginning of the year. This change was primarily due to borrowings made to fund the repurchase of 3,925,600 of common shares and the investment in The Savoy, A Fairmont Hotel.

Cash Flows

Cash generated by operations totaled $77.1 million for the third quarter of 2005 and $137.3 million for the nine month-period ended September 30, 2005, representing improvements of $22.0 million and $29.9 million, respectively. These improvements are partly due to the reduction in interest expense as a result of the sale of the two properties in July 2004, as well as the higher taxes paid in the third quarter of 2004 on the gain on the sale of The Fairmont Kea Lani Maui.

As expected, accounts receivable and accounts payable balances at September 30, 2005 were up considerably over year-end due to the seasonality of our business. Receivable balances at year-end are typically from revenues earned in the fourth quarter, our lowest earnings period. Taxes recoverable have also increased as a result of the favorable tax assessment received in the quarter. Prepaid expense balances increased during the quarter due to the timing of annual insurance and property tax payments. Otherwise, all other working capital balances are consistent with December 31, 2004.

Net expenditures on profit-enhancing and upgrade capital expenditures totaled $11.2 million in the third quarter, down $3.0 million from 2004. For the nine-month period ended September 30, 2005, we have spent a total of $51.4 million on profit-enhancing and upgrade capital, down from the $58.2 million spent in 2004. The

Cash flows

(millions of dollars)	Three months ended September 30 2005	Three months ended September 30 2004	Nine months ended September 30 2005	Nine months ended September 30 2004
Inflows				
Funds generated from operations	$ 72.7	$ 3.1	$ 140.3	$ 91.7
Change in non-cash working capital	4.4	52.0	(3.0)	15.7
Cash generated from operations	77.1	55.1	137.3	107.4
Sales of investments and hotel assets	3.0	443.6	3.0	443.6
Proceeds from sale of property and equipment	–	–	8.8	–
Other	–	0.1	–	9.0
Total inflows	80.1	498.8	149.1	560.0
Outflows				
Additions to property and equipment	(11.2)	(14.2)	(51.4)	(58.2)
Investments in partnerships and corporations	–	(1.9)	(11.2)	(4.9)
Investments in intangible assets	(5.3)	–	(32.0)	–
Repurchase of common shares, net	(65.5)	(46.1)	(123.4)	(50.9)
Dividends paid	(4.5)	(3.2)	(9.1)	(6.4)
Other	(0.3)	–	(33.1)	(7.0)
Total outflows	(86.8)	(65.4)	(260.2)	(127.4)
Net borrowing (repayment) of debt	23.4	(313.9)	98.7	(296.8)
Effect of exchange rates on cash balances	(0.4)	0.5	(0.5)	0.3
Increase (decrease) in cash	$ 16.3	$ 120.0	$ (12.9)	$ 136.1

Contractual commitments

(in millions)	Total	< 1 Year	1–3 Years	4–5 Years	After 5 Years
		Commitment expiration per period			
Standby letters of credit[1]	$ 78.3	$ 78.3	–	–	–
Guarantees	7.5	7.5	–	–	–
Other	8.8	8.8	–	–	–
Total	$ 94.6	$ 94.6	–	–	–

(1) Primarily issued under FHR's $400 million unsecured credit facility.

2004 expenditures included upgrade capital and profit-enhancing projects at The Fairmont Chateau Lake Louise and The Fairmont Copley Plaza Boston.

During the quarter, FHR invested $5.3 million in intangible assets primarily pertaining to our investment in The Fairmont Newport Beach in California.

In October 2004, we obtained regulatory approval to purchase for cancellation up to approximately 10% of our common shares. We repurchased 3,925,600 shares under this program for the nine months to September 30, 2005 at a total cost of $126.3 million. FHR issued approximately 147,000 shares for $2.9 million during the nine months ended September 30, 2005, pursuant to the Key Employee Stock Option Plan.

During the first quarter of 2005, FHR advanced $31.5 million as a loan receivable and $22.8 million related to the long-term contract to manage The Savoy, A Fairmont Hotel.

Liquidity

We have a $400 million unsecured credit facility. The interest rate on the unsecured credit facility is floating based on market interest rates plus a spread. At September 30, 2005, $143.6 million of loans were advanced under this facility. In addition, we had $74.2 million of letters of credit issued under this facility.

At September 30, 2005, our primary sources of contractual obligations consisted of property-specific mortgages, $270 million in convertible senior notes, operating leases mainly for leased land, and the loans and letter of credit obligation advanced under the credit facility.

Outstanding Common Share Data

Shares Outstanding (in 000s)	September 30 2005	December 31 2004
Common shares	72,448.3	76,393.3
Potential issuance of common shares:		
Options issued to directors and employees	3,532.1	3,413.7
Conversion of convertible senior notes	7,156.1	7,156.1
(conversion price $37.73)	–	–

Contractual obligations

(in millions)	Total	< 1 Year	1–3 Years	4–5 Years	After 5 Years
		Payments due by period			
Long-term debt	$ 509.6	$ 4.3	$ 208.5	$ 7.6	$ 289.2
Operating leases	535.0	5.5	29.0	25.0	475.5
Purchase obligations	17.9	17.9	–	–	–
Other	88.1	7.3	26.4	26.5	27.9
Total	$ 1,150.6	$ 35.0	$ 263.9	$ 59.1	$ 792.6

Changes in Accounting Policies

Variable Interest Entities

Accounting Guideline 15 ("AcG-15") requires the consolidation of Variable Interest Entities ("VIEs") by the primary beneficiary. A VIE is an entity where:

- its equity investment at risk is insufficient to permit the entity to finance its activities without additional subordinated support from others and/or where certain essential characteristics of a controlling financial interest are not met, and,
- it does not meet specified exemption criteria.

The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both.

The Company has reviewed the impact that this standard has on its financial statement presentation, and upon the initial adoption of this standard effective January 1, 2005, no changes to financial statement presentation were required.

Liabilities and Equity

On January 1, 2005 FHR adopted the Canadian Institute of Chartered Accountant's ("CICA") new accounting requirements on the classification of financial instruments as liabilities or equity. The CICA amended its disclosure requirements surrounding the presentation of financial instruments that may be settled in cash or by an issuer's own equity instruments, at the issuer's discretion, as liabilities. Adoption of this new standard did not have an impact on our financial statements.

Diluted Earnings Per Share

On September 8, 2005, the Emerging Issues Committee issued Abstract 155, "The Effect of Contingently Convertible Instruments on the Computation of Diluted Earnings Per Share" ("EIC 155"). This Abstract addresses when the effect of contingently convertible instruments should be included in the computation of diluted earnings per share. FHR is required to apply retroactively the recommendations of EIC 155, with restatement of prior period diluted earnings per share, to all financial statements for the interim and annual reporting periods beginning on or after October 1, 2005.

Determining Whether An Arrangement Contains A Lease

In 2004, the Emerging Issues Committee issued Abstract 150, "Determining Whether an Arrangement Contains a Lease" ("EIC 150"). An entity may enter into certain arrangements comprising a transaction or a series of related transactions that does not take the legal form of a lease but conveys a right to use a tangible asset (e.g. an item of property, plant or equipment) in return for payment or a series of payments. FHR is required to adopt the recommendations of EIC 150 for affected transactions commencing December 9, 2004. Adoption of this new standard did not have an impact on our financial statements.

Pending Accounting Policy Changes

The following are upcoming changes to Canadian GAAP that may have an impact on our financial statement presentation. Details on these and any other recent accounting changes can be found on the website of the Accounting Standards Board of Canada at www.acsbcanada.org.

Financial Instruments – Recognition and Measurement, Section 3855, and two interrelated standards – Hedges, Section 3865 and Comprehensive Income, Section1530.

These standards are an attempt to harmonize Canadian and U.S. GAAP, and FHR is required to adopt these standards for the fiscal year ending December 31, 2007. FHR is currently reviewing the impact these standards will have on its financial statements.

Consolidated balance sheets

(Stated in millions of U.S. dollars)	September 30 2005	December 31 2004
	(unaudited)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 86.2	$ 99.1
Accounts receivable	100.4	90.2
Taxes recoverable (note 5)	28.2	–
Inventory	14.8	15.5
Prepaid expenses and other	14.4	11.2
	244.0	216.0
Investments in partnerships and corporations (note 3)	93.7	90.7
Investment in Legacy Hotels Real Estate Investment Trust	68.9	70.0
Non-hotel real estate	106.0	100.3
Property and equipment	1,449.4	1,435.5
Goodwill	164.8	162.8
Intangible assets (notes 3, 4 and 7)	287.0	245.0
Other assets and deferred charges (notes 3 and 4)	118.0	82.3
	$ 2,531.8	$ 2,402.6
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 151.2	$ 127.9
Taxes payable	3.1	31.3
Dividends payable	–	4.6
Current portion of long-term debt	4.3	4.1
	158.6	167.9
Long-term debt	505.3	398.0
Other liabilities	101.1	95.7
Future income taxes	130.4	90.6
	895.4	752.2
Shareholders' Equity (note 8)	1,636.4	1,650.4
	$ 2,531.8	$ 2,402.6

Consolidated statements of retained earnings

(Stated in millions of U.S. dollars) (Unaudited)	Three months ended September 30 2005	Three months ended September 30 2004	Nine months ended September 30 2005	Nine months ended September 30 2004
Balance – Beginning of period	$ 179.0	$ 101.1	$ 189.2	$ 78.1
Net income	69.0	131.8	99.1	160.2
	248.0	232.9	288.3	238.3
Repurchase of common shares (note 8)	(34.5)	(18.2)	(70.3)	(20.4)
Dividend	–	–	(4.5)	(3.2)
Balance – End of period	$ 213.5	$ 214.7	$ 213.5	$ 214.7

Consolidated statements of income

(Stated in millions of U.S. dollars, except per share amounts) (Unaudited)	Three months ended September 30 2005	Three months ended September 30 2004	Nine months ended September 30 2005	Nine months ended September 30 2004
Revenues				
Hotel ownership operations (note 10 (d))	$ 193.2	$ 180.3	$ 519.4	$ 516.3
Management operations	15.2	12.0	42.3	33.1
Real estate activities (note 6)	19.3	4.8	28.8	26.2
	227.7	197.1	590.5	575.6
Other revenues from managed and franchised properties	12.4	10.4	34.6	28.2
	240.1	207.5	625.1	603.8
Expenses				
Hotel ownership operations	131.4	120.5	380.6	364.0
Management operations	4.1	4.3	14.5	13.0
Real estate activities	3.6	5.6	12.4	18.8
General and administrative	3.8	8.4	22.1	20.5
Other (note 12)	11.2	–	14.5	–
Amortization	17.2	16.8	50.1	54.3
	171.3	155.6	494.2	470.6
Other expenses from managed and franchised properties	12.4	10.4	34.2	28.6
	183.7	166.0	528.4	499.2
Income from equity investments	5.6	5.2	1.8	1.2
Operating income	62.0	46.7	98.5	105.8
Interest expense, net	6.0	6.7	19.2	25.7
Gain on sales of investments and hotel assets	–	(144.2)	–	(144.2)
Income before income tax expense (recovery)	56.0	184.2	79.3	224.3
Income tax expense (recovery)				
Current (note 5)	(48.7)	44.5	(58.0)	50.0
Future	35.7	7.9	38.2	14.1
	(13.0)	52.4	(19.8)	64.1
Net income	$ 69.0	$ 131.8	$ 99.1	$ 160.2
Weighted average number of common shares outstanding (in millions) (note 8)				
Basic	73.9	78.4	75.0	78.9
Diluted	74.9	79.3	76.0	79.7
Basic income per common share	$ 0.93	$ 1.68	$ 1.32	$ 2.03
Diluted income per common share	$ 0.92	$ 1.66	$ 1.30	$ 2.01

Consolidated statements of cash flows

(Stated in millions of U.S. dollars) (Unaudited)	Three months ended September 30 2005	Three months ended September 30 2004	Nine months ended September 30 2005	Nine months ended September 30 2004
CASH PROVIDED BY (USED IN)				
Operating activities				
Net income	$ 69.0	$ 131.8	$ 99.1	$ 160.2
Items not affecting cash				
Amortization of property and equipment	16.7	16.0	48.3	52.1
Amortization of intangible assets	0.5	0.8	1.8	2.2
Income from equity investments	(5.6)	(5.2)	(1.8)	(1.2)
Future income taxes	35.7	7.9	38.2	14.1
Tax recovery (note 5)	(28.2)	–	(42.8)	–
Unrealized foreign exchange gain	(15.7)	(13.3)	(7.6)	(3.1)
Gain on sales of investments and hotel assets	–	(144.2)	–	(144.2)
Other	3.5	5.8	2.2	7.8
Distributions	1.4	4.2	5.4	4.2
Changes in non-hotel real estate	(4.6)	(0.7)	(2.5)	(0.4)
Changes in non-cash working capital items (note 9)	4.4	52.0	(3.0)	15.7
	77.1	55.1	137.3	107.4
Investing activities				
Additions to property and equipment	(11.2)	(14.2)	(51.4)	(58.2)
Proceeds from sale of property and equipment	–	–	8.8	–
Investments in partnerships and corporations	–	(1.9)	(11.2)	(4.9)
Sales of investments and hotel assets	3.0	443.6	3.0	443.6
Collection of loans receivable	–	0.1	–	9.0
Issuance of loans receivable	(0.3)	–	(33.1)	(7.0)
Investments in intangible assets	(5.3)	–	(32.0)	–
	(13.8)	427.6	(115.9)	382.5
Financing activities				
Issuance of long-term debt	24.7	–	104.5	82.7
Repayment of long-term debt	(1.3)	(313.9)	(5.8)	(379.5)
Issuance of common shares	0.1	0.3	2.9	0.9
Repurchase of common shares	(65.6)	(46.4)	(126.3)	(51.8)
Dividends paid	(4.5)	(3.2)	(9.1)	(6.4)
	(46.6)	(363.2)	(33.8)	(354.1)
Effect of exchange rate changes on cash	(0.4)	0.5	(0.5)	0.3
Increase (decrease) in cash	16.3	120.0	(12.9)	136.1
Cash and cash equivalents – beginning of period	69.9	47.8	99.1	31.7
Cash and cash equivalents – end of period	$ 86.2	$ 167.8	$ 86.2	$ 167.8

Notes to consolidated financial statements

(Stated in millions of U.S. dollars) (unaudited)

note 1

Fairmont Hotels & Resorts Inc. ("FHR" or the "Company") has operated and owned hotels and resorts for over 118 years and currently manages properties, principally under the Fairmont and Delta brands. As at September 30, 2005, FHR managed or franchised 88 luxury and first-class hotels. FHR owns Fairmont Hotels Inc. ("Fairmont") which, as at September 30, 2005, managed 50 luxury properties in major city centers and key resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates. Delta Hotels Limited ("Delta"), a wholly-owned subsidiary of FHR, managed or franchised 38 Canadian hotels and resorts as at September 30, 2005.

In addition to hotel and resort management, as at September 30, 2005, FHR had hotel ownership interests ranging from approximately 15% to 100% in 27 properties, located in Canada, the United States, Mexico, Bermuda, Barbados, Monaco, Kenya and the United Arab Emirates. FHR also has an approximate 24% equity interest in Legacy Hotels Real Estate Investment Trust ("Legacy") as at September 30, 2005, which owns 24 hotels and resorts across Canada and the United States. FHR also owns real estate properties that are suitable for either commercial or residential development, and has a vacation ownership product.

Results for the three and nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for the full year due to seasonal and short-term variations. Revenues are typically higher in the second and third quarters versus the first and fourth quarters of the year. The income tax rate is also higher in the first quarter as hotels in non-taxable jurisdictions typically generate losses and certain equity investments usually produce losses without tax benefits.

note 2

These interim consolidated financial statements do not include all disclosures as required by Canadian generally accepted accounting principles ("GAAP") for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the December 31, 2004 audited consolidated financial statements, except as discussed below.

Liabilities and equity

On January 1, 2005, FHR adopted the Canadian Institute of Chartered Accountants' ("CICA") new accounting requirements on the classification of financial instruments as liabilities or equity. The CICA amended its disclosure requirements surrounding the presentation of financial instruments that may be settled in cash or by an issuer's own equity instruments, at the issuer's discretion, as liabilities. Adoption of this new standard did not have an impact on the Company's financial statements.

Determining whether an arrangement contains a lease

In 2004, the Emerging Issues Committee issued Abstract 150, "Determining whether an Arrangement Contains a Lease" ("EIC 150"). An entity may enter into certain arrangements comprising a transaction or a series of related transactions that does not take the legal form of a lease but conveys a right to use a tangible asset (e.g., an item of property, plant or equipment) in return for a payment or series of payments. The Company is required to adopt the recommendations of EIC 150 for affected transactions commencing December 9, 2004. Adoption of this new standard did not have an impact on the Company's financial statements.

Variable interest entities

Effective January 1, 2005, the Company adopted Accounting Guideline No. 15, "Consolidation of Variable Interest Entities" ("AcG-15"), which established criteria to identify variable interest entities ("VIEs") and the primary beneficiary of such entities. Entities that qualify as VIEs must be consolidated by their primary beneficiary. Adoption of this new standard did not have an impact on the Company's financial statements.

note 3

In May 2005, FHR entered into long-term contracts to manage five properties in Kenya. FHR invested $10.0 in connection with the five management contracts. A portion of the investment was funded as a loan and a portion financed the acquisition of an approximate 15% interest in a corporation owned jointly with Kingdom Hotels Investments and IFA Hotels & Resorts. The corporation holds an ownership interest in five Kenyan properties known as The Norfolk Hotel, Mount Kenya Safari Club, The Aberdare Country Club, The Ark and the Mara Safari Club. Based on the relative fair value of the management contracts, the investment interest and the loan, $5.7 of the $10.0 was allocated to the management contracts. The investment of $3.1 is accounted for using the equity method due to significant influence through contractual arrangements. $1.2 was allocated to the loan, which has a face value of $5.0, bears no interest and is payable in 2020.

note 4

In January 2005, FHR entered into a long-term contract to manage The Savoy in London, England. In 2004, FHR agreed to commit approximately $63.0 to obtain the management contract and provide loans to the hotel's owners. As at September 30, 2005, FHR had funded $54.3 of the total commitment, of which $22.8 related to the management contract, and $31.5 related to a loan receivable, due in 2015 and bearing interest at 7.75%.

note 5

In the quarter ended June 30, 2005, the Company reached a favorable tax settlement with the Canada Revenue Agency and recorded a $14.6 recovery of current income taxes. During the quarter ended September 30, 2005, the Company recorded an additional tax recovery of $26.1, net of taxes payable of approximately $2.1 on interest income, to reflect the final assessment.

note 6

In July 2005, FHR disposed of a parcel of land in Vancouver for net proceeds and an after-tax gain of $17.9.

note 7

In July 2005, FHR entered into a long-term management contract related to The Fairmont Newport Beach. FHR invested $3.3 in connection with this transaction.

note 8 Shareholders' equity

	September 30 2005	December 31 2004
Common shares	$ 1,104.4	$ 1,163.1
Other equity	19.2	19.2
Treasury stock	–	(5.6)
Contributed surplus	143.9	142.4
Foreign currency translation adjustments	155.4	142.1
Retained earnings	213.5	189.2
	$ 1,636.4	$ 1,650.4

The diluted weighted-average number of common shares outstanding is calculated as follows:

	Three months ended September 30		Nine months ended September 30	
(in millions)	2005	2004	2005	2004
Weighted-average number of common shares outstanding – basic	73.9	78.4	75.0	78.9
Stock options	1.0	0.9	1.0	0.8
Weighted-average number of common shares outstanding – diluted	74.9	79.3	76.0	79.7

Effective October 29, 2004, FHR could repurchase for cancellation up to 10% of its outstanding common shares. The amounts and timing of repurchases are at FHR's discretion. During the nine months ended September 30, 2005, FHR repurchased 3,925,600 shares (2,076,300 during the third quarter). Also, an additional 166,100 shares that were classified as treasury stock at December 31, 2004, were cancelled in 2005. Total consideration relating to the repurchase amounted to $126.3 ($65.6 for the third quarter), of which $59.0 was charged to common shares ($31.1 for the third quarter) and $67.3 was charged to retained earnings ($34.5 for the third quarter). Of the $5.6 of treasury stock outstanding at December 31, 2004, $2.6 was reclassified to common shares and $3.0 to retained earnings in 2005. During the nine months ended September 30, 2005, FHR issued 146,690 shares (6,637 for the third quarter) pursuant to the Key Employee Stock Option Plan for which $2.9 was credited to common shares ($0.1 for the third quarter) for proceeds from options exercised. At September 30, 2005, 72,448,338 common shares were outstanding (December 31, 2004 – 76,393,348).

During the nine months ended September 30, 2005, 320,000 stock options were granted (20,000 in the third quarter), and the cost of this stock-based compensation was recorded based on the estimated fair value of these options. Assuming FHR elected to recognize the cost of its stock-based compensation based on the estimated fair value of stock options granted after January 1, 2002 but before January 1, 2003, net income and basic and diluted earnings per share would have been:

	Three months ended September 30		Nine months ended September 30	
	2005	2004	2005	2004
Reported net income	$ 69.0	$ 131.8	$ 99.1	$ 160.2
Net income assuming fair value method used	$ 68.9	$ 131.7	$ 98.8	$ 159.9
Assuming fair value method used				
Basic earnings per share	$ 0.93	$ 1.68	$ 1.32	$ 2.03
Diluted earnings per share	$ 0.92	$ 1.66	$ 1.30	$ 2.01

note 9 Changes in non-cash working capital

	Three months ended September 30		Nine months ended September 30	
	2005	2004	2005	2004
Decrease (increase) in current assets				
Accounts receivable	$ 11.6	$ (5.9)	$ (6.9)	$ (31.1)
Inventory	0.9	0.1	0.9	(1.2)
Prepaid expenses and other	3.5	6.6	(2.7)	(1.3)
Increase (decrease) in current liabilities				
Accounts payable and accrued liabilities	(0.5)	2.9	20.7	–
Taxes payable	(11.1)	48.3	(15.0)	49.3
	$ 4.4	$ 52.0	$ (3.0)	$ 15.7

note 10 Segmented information

FHR has five reportable segments in two core business activities, ownership and management operations. The segments are hotel ownership, investment in Legacy, real estate activities, Fairmont and Delta. Results of individual properties have been aggregated into their respective reportable segments. Hotel ownership consists of real estate interests ranging from approximately 15% to 100% in 27 properties. The investment in Legacy consists of an approximate 24% equity interest in Legacy, which owns 24 hotels and resorts across Canada and the United States. Real estate activities consist primarily of two undeveloped land blocks in Toronto and Vancouver and a vacation ownership product. Fairmont is an international luxury hotel and resort management company and Delta is a Canadian first-class hotel and resort management company.

The performance of all segments is evaluated by management primarily on earnings before interest, taxes and amortization ("EBITDA"), which management defines as income before interest, income taxes and amortization. EBITDA includes income or loss from equity investments. General and administrative expenses, other, gain on sales of investments and hotel assets, amortization, interest and income taxes are not allocated to the individual segments. All transactions among operating segments are conducted at fair market value.

The following tables present revenues, EBITDA, total assets and capital expenditures for FHR's reportable segments:

Three months ended September 30, 2005

	Ownership			Management				
	Hotel Ownership	Legacy	Real estate activities	Fairmont	Delta	General and administrative and other[e]	Inter-segment elimination[a]	Total
Operating revenues[d]	$ 193.2	$ –	$ 19.3	$ 16.8	$ 4.0	$ –	$ (5.6)	$ 227.7
Other revenues from managed and franchised properties	–	–	–	9.4	3.0	–	–	12.4
								240.1
Income from equity investments	1.6	4.0	–	–	–	–	–	5.6
EBITDA[b]	57.8	4.0	15.7	13.6	3.1	(15.0)	–	79.2
Total assets[c]	1,925.2	68.9	108.4	468.2	83.6	–	(122.5)	2,531.8
Capital expenditures	8.1	–	–	3.1	–	–	–	11.2

Three months ended September 30, 2004

	Ownership			Management				
	Hotel Ownership	Legacy	Real estate activities	Fairmont	Delta	General and administrative and other[e]	Inter-segment elimination[a]	Total
Operating revenues[d]	$ 180.3	$ –	$ 4.8	$ 14.1	$ 3.5	$ –	$ (5.6)	$ 197.1
Other revenues from managed and franchised properties	–	–	–	8.2	2.2	–	–	10.4
								207.5
Income from equity investments	1.5	3.7	–	–	–	–	–	5.2
EBITDA[b]	55.7	3.7	(0.8)	11.4	1.9	135.8	–	207.7
Total assets[c]	2,028.1	70.8	99.1	340.0	77.1	–	(195.1)	2,420.0
Capital expenditures	12.0	–	–	2.2	–	–	–	14.2

Nine months ended September 30, 2005

	Hotel Ownership	Legacy	Ownership Real estate activities	Management Fairmont	Management Delta	General and administrative and other[a]	Inter-segment elimination[a]	Total
Operating revenues[d]	$ 519.4	$ –	$ 28.8	$ 47.7	$ 10.1	$ –	$ (15.5)	$ 590.5
Other revenues from managed and franchised properties	–	–	–	26.2	8.4	–	–	34.6
								625.1
Income (loss) from equity investments	3.7	(1.9)	–	–	–	–	–	1.8
EBITDA[b]	127.0	(1.9)	16.4	36.3	7.0	(36.6)	0.4	148.6
Total assets[c]	1,925.2	68.9	108.4	468.2	83.6	–	(122.5)	2,531.8
Capital expenditures	44.0	–	–	7.4	–	–	–	51.4

Nine months ended September 30, 2004

	Hotel Ownership	Legacy	Ownership Real estate activities	Management Fairmont	Management Delta	General and administrative and other[a]	Inter-segment elimination[a]	Total
Operating revenues[d]	$ 516.3	$ –	$ 26.2	$ 40.2	$ 9.6	$ –	$ (16.7)	$ 575.6
Other revenues from managed and franchised properties	–	–	–	20.9	7.3	–	–	28.2
								603.8
Income (loss) from equity investments	2.0	(0.8)	–	–	–	–	–	1.2
EBITDA[b]	137.5	(0.8)	7.4	30.9	6.0	123.7	(0.4)	304.3
Total assets[c]	2,028.1	70.8	99.1	340.0	77.1	–	(195.1)	2,420.0
Capital expenditures	55.5	–	–	2.7	–	–	–	58.2

(a) Operating revenues include management fees that are charged by Fairmont of $5.4 (2004 – $5.5) and $15.1 (2004 – $16.4) for the three and nine months ended September 30, 2005, respectively, and Delta of $0.2 (2004 – $0.1) and $0.4 (2004 – $0.3) for the three and nine months ended September 30, 2005, respectively, to the hotel ownership operations, which are eliminated on consolidation. EBITDA includes expenses not reimbursed relating to marketing and reservation services performed by FHR under the terms of its hotel management and franchise agreements. Total assets have been reduced for the elimination of inter-segment loans net of corporate assets.

(b) A reconciliation of aggregate EBITDA of the reportable segments to net income is as follows:

	Three months ended September 30 2005	2004	Nine months ended September 30 2005	2004
EBITDA	$ 79.2	$ 207.7	$ 148.6	$ 304.3
Amortization	(17.2)	(16.8)	(50.1)	(54.3)
Interest expense, net	(6.0)	(6.7)	(19.2)	(25.7)
Income tax (expense) recovery	13.0	(52.4)	19.8	(64.1)
Net income	$ 69.0	$ 131.8	$ 99.1	$ 160.2

(c) Hotel ownership assets include $93.6 (2004 – $69.6) of investments accounted for using the equity method.

(d) A breakdown of the Company's hotel ownership operations revenues are as follows:

	Three months ended September 30 2005	2004	Nine months ended September 30 2005	2004
Rooms revenue	$ 103.2	$ 100.7	$ 272.8	$ 287.4
Food and beverage revenue	62.3	55.9	176.1	163.9
Other	27.7	23.7	70.5	65.0
	$ 193.2	$ 180.3	$ 519.4	$ 516.3

(e) In 2004, General and administrative and other includes general and administrative expenses as well as gain on sales of investments and hotel assets of $144.2.

note 11

FHR recorded pension and other post employment benefit expenses as follows:

	Three months ended September 30 2005	2004	Nine months ended September 30 2005	2004
Pension	$ 0.5	$ (0.1)	$ 1.4	$ 0.9
Other post-employment benefits	0.1	0.1	0.3	0.2
	$ 0.6	$ –	$ 1.7	$ 1.1

note 12

During the third quarter, the Company recorded a provision of $11.2 related to outstanding legal obligations associated with a predecessor company of Fairmont. During the second quarter, the Company undertook certain development activities related to a major portfolio acquisition, which the Company did not complete. A total of $3.3 was expensed relating to transaction costs in the second quarter.

note 13

Certain of the prior period figures have been reclassified to conform with the presentation adopted for 2005.

Shareholder information

Executive Office

Canadian Pacific Tower
100 Wellington Street West
Suite 1600
TD Centre, P.O. Box 40
Toronto, Ontario
M5K 1B7
Telephone: 416.874.2600
Fax: 416.874.2601

Investor Relations

Denise Achonu
Executive Director Investor Relations
Telephone: 416.874.2485
Toll-free: 866.627.0642
Fax: 416.874.2761
Email: investor@fairmont.com
Website: www.fairmont.com

Stock Exchange Listings

Toronto Stock Exchange
New York Stock Exchange
Trading symbol: FHR

Hotel Reservations

Fairmont Hotels & Resorts
Toll-free: 800.441.1414
Website: www.fairmont.com

Delta Hotels
Toll-free: 800.268.1133
Website: www.deltahotels.com

Transfer Agent and Registrar

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1
Toll-free: 800.340.5017
Email: service@computershare.com

For further information on
Legacy Hotels Real Estate Investment Trust

Toronto Stock Exchange symbol: LGY.UN
Toll-free: 866.627.0641
Website: www.legacyhotels.com

Fairmont
HOTELS & RESORTS